Exhibit 99.1

VEON Successfully Prices USD 1.4 Billion Bond Offering

Dubai and New York, May 19, 2026 – VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), today announces that its subsidiary VEON Midco B.V. (the “Issuer”) has priced its previously announced USD 1.4 billion bond offering (the “Offering”) of senior unsecured US dollar notes, guaranteed by VEON Amsterdam B.V. (the “Guarantor”), in two tranches (together, the “Notes”):

●	USD 700 million 6.95% Senior Notes due 1 June 2031 (the “5-Year Notes”), non-callable for two years, priced at par; and

●	USD 700 million 7.45% Senior Notes due 1 June 2033 (the “7-Year Notes”), non-callable for three years, priced at par.

The Offering represents a milestone in VEON’s ongoing balance sheet optimization and further reinforces the Company’s access to international capital markets.

VEON intends to use the net proceeds from the Offering to refinance existing indebtedness, including to fund the purchase of its outstanding 3.375% Senior Notes due 2027 for an aggregate purchase price of up to USD 750 million, pursuant to the tender offer launched on May 18, 2026.

The Notes’ expected credit ratings from S&P and Fitch is BB- and will rank pari passu with the Issuer’s outstanding debt.

Application will be made for the Notes to be admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. The Notes will be offered pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended.

About VEON

VEON is a digital operator that provides connectivity and digital services to over 150 million connectivity customers and more than 228 million digital users. Operating across five countries that are home to more than 6% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information, visit: https://www.veon.com.

VEON media contact

pr@veon.com

Cautionary Statement

There is no assurance that the notes will be issued or, if issued, as to the terms under which they will be issued.

Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) are investment professionals, as such term is defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

The notes will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person.

Manufacturer target market (MIFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) and no disclosure document required by the FCA Product Disclosure Sourcebook (DISC) has been prepared as not available to retail investors in EEA or the United Kingdom.

Disclaimer

This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including in relation to VEON’s intended use of proceeds from its planned notes issue. These forward-looking statements generally are identified by the words “expect,” “will,” “will be,” and similar expressions (including the negative versions of such words or expressions).

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Readers are cautioned that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that the Group’s or any of its affiliates’ actual results of operations.